News Release

Sustainable Growth

HARVEST OPERATIONS ANNOUNCES ACQUISITION OF THE BLACKGOLD
OILSANDS PROJECT & ADDITIONAL CAPITAL CONTRIBUTION

Calgary, Alberta – August 6, 2010 – Harvest Operations Corp. (TSX: HTE.DB.B, HTE.DB.D, HTE.DB.E, HTE.DB.F and HTE.DB.G) is pleased to announce that it has closed the acquisition of the BlackGold Oilsands Project (the “Acquisition”) from Korea National Oil Corporation (KNOC) for C$374 million. The Acquisition was financed by Harvest with the issuance of additional shares to KNOC.

Acquisition Highlights:

♦	Located in northeastern Alberta near Conklin and is in close proximity to a number of major oilsands developments;

♦	The project has existing ERCB approval for a Phase 1 project of 10,000 bpd and has made an application for a Phase 2 project that would increase production to 30,000 bpd;

♦	The project will utilize Steam Assisted Gravity Drainage (SAGD) – a proven production technology that uses horizontal drilling and thermal stimulation;

♦	259 mmboe of Proved plus Probable reserves as at December 31, 2009 as determined independently by GLJ Petroleum Consultants Ltd in accordance with National Instrument 51-101;

♦	An incremental 30 million barrels of best estimate contingent resource also determined independently by GLJ Petroleum Consultants Ltd;

♦	100% working interest and operatorship;

Project costs for the first phase of the project (10,000bpd) during 2010-2012 are estimated at $ 450 - $500 million which includes drilling cost of 15 SAGD well pairs for start up. The steam generation and fluid processing facility has been committed to at a fixed cost of $312 million.

Harvest’s upstream capital budget for 2010 will increase to $415 million to allow for the 2010 development costs of the project. KNOC has agreed to inject additional capital into Harvest in order to fund the 2010 BlackGold project costs.

Financing Highlights:

Harvest and KNOC have agreed to the issuance of 4.7 million shares at a price of C$10.00 per share to KNOC for a total cash consideration of $47 million as the first part of the capital injection necessary to fund the previously mentioned capital increase. It is expected the funding for the increase in capital will take place on August 20, 2010.

Corporate Profile:

Harvest, a wholly-owned subsidiary of Korea National Oil Corporation (KNOC), is a significant operator in Canada’s energy industry offering exposure to an integrated structure with upstream (exploration, development and production of crude oil and natural gas) and downstream (refining and marketing of distillate, gasoline and fuel oil) segments.  Our upstream oil and gas production is weighted approximately 70% to crude oil and liquids and 30% to natural gas, and is complemented by our long-life refining and marketing business.  Harvest's outstanding debentures are traded on the TSX under the symbols "HTE.DB.B", "HTE.DB.D", "HTE.DB.E", "HTE.DB.F" and "HTE.DB.G".

KNOC is a state owned oil and gas company engaged in the exploration and production of oil and gas along with storing petroleum resources.  KNOC will fully establish itself as a global government-run petroleum company by applying ethical, sustainable, and environment-friendly management and by taking corporate social responsibility seriously at all times. For more information on KNOC, please visit their website at www.knoc.co.kr/ENG/main.jsp.

HARVEST OPERATIONS CORP.
PRESS RELEASE	Page 2 of 2	August 6, 2010

ADVISORY:

Certain information in this press release, including management’s assessment of future plans and operations, contains forward-looking information that involves risk and uncertainty.  Such risks and uncertainties include, but are not limited to, risks associated with: imprecision of reserve estimates; conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in Harvest’s regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release may include, but are not limited to, production volumes, operating costs, commodity prices, capital spending, access to credit facilities, and regulatory changes.  For this purpose, any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expects” and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Harvest assumes no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Investor & Media Contacts:	Corporate Head Office:
John Zahary, President & CEO	Harvest Operations Corp.
Kari Sawatzky, Investor Relations	2100, 330 – 5th Avenue S.W.
Toll Free Investor Mailbox: (866) 666-1178	Calgary, AB Canada T2P 0L4
Email: information@harvestenergy.ca	Phone: (403) 265-1178
Website: www.harvestenergy.ca